EXHIBIT (d)(3)

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, dated as of February 13, 2002 (this “Agreement”), by and among dick clark productions, inc., a Delaware corporation (the “Company”), DCPI Investco, Inc., a Delaware corporation (the “Parent”), and RICHARD W. CLARK, an individual (the “Executive”).

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of February 13, 2002 (the “Merger Agreement”), with the Parent, Capital Communications CDPQ Inc., a corporation organized under the laws of Quebec (“CDPQ”), and DCPI Mergerco, Inc., a Delaware corporation, pursuant to which DCPI Mergerco, Inc., will merge (the “Merger”) with and into the Company, with the Company being the surviving corporation; and

WHEREAS, the Company desires to secure the continued services of the Executive following the consummation of the Merger and the Executive desires to continue to be employed by the Company.

NOW, THEREFORE, the Company shall employ the Executive on the terms, provisions and conditions set forth in this Agreement and the Executive is willing to accept such employment with the Company, upon such terms, provisions and conditions.

Accordingly, the parties hereby agree as follows:

1.    Employment.

(a)  The Company shall employ the Executive, and the Executive shall serve the Company during the Term (as hereinafter defined), as Chairman and Chief Executive Officer of the Company. As Chairman and Chief Executive Officer of the Company, the Executive will have such duties and responsibilities as are normally associated with such positions and are specified in the bylaws of the Company. The Executive hereby accepts such employment and agrees to serve the Company as the Chairman and Chief Executive Officer of the Company. Upon ninety (90) days’ prior written notice to the Company, the Executive may, in his sole discretion, modify his title, duties and responsibilities to serve solely as Chairman, without terminating his employment with the Company or being in breach under this Agreement. The Company may request the Executive to serve as the Chief Executive Officer of certain of its subsidiaries and, if so requested, the Executive agrees to serve as the Chief Executive Officer of those subsidiaries. Whether or not the Executive serves as the Chief Executive Officer of the Company, the Executive shall also provide the Company with his creative and executive producer services in connection with the Company’s television, video and motion picture production activities. Whether or not the Executive serves as the Chief Executive Officer of the Company, the Executive shall devote his best efforts and the major portion of his business time to the performance of his duties under this Agreement and shall perform them faithfully, diligently and competently. Whether or not the Executive serves as the Chief Executive Officer of the Company, the Executive shall report directly and exclusively to the Board of Directors of the Company, and while the Executive serves as the Chief Executive Officer of the Company, all other executives of the Company (other than Jules Haimovitz) shall report to the Executive, either through Francis La Maina or directly. As long as the Executive serves as Chairman,

Francis La Maina will report to the Executive. The Executive’s services shall be performed at the Company’s current offices in Burbank, California (or such other location as the Executive and the Company may agree upon) subject to travel reasonably and customarily required by the Company in connection with the Executive’s services hereunder.

(b)  Notwithstanding anything to the contrary contained in this Agreement or in any other agreement to which the Executive is a party, the Executive may devote a significant portion of his business time to other business activities, including, without limitation, the following: (i) performing (as actor, host or otherwise) on television, radio, motion pictures and other media (whether or not invented); (ii) consulting to other businesses (other than in connection with the Mulholland Business (as defined in the Stockholders Agreement, dated as of February 13, 2002 (the “Stockholders Agreement”), by and among the Executive, Jules Haimovitz, Francis La Maina, Henry Winterstern, Mosaic Media Group, Inc., CDPQ, Parent and the Company); (iii) owning and managing and serving as an officer and director of cable and satellite television systems (including the related telephony and data transmission on such systems) and a radio network; (iv) authoring and writing books, magazine articles or other publications (provided that the Executive will not during the Term license to any third party the right to exploit any television, video or motion picture rights of such books, articles or other publications without first affording the Company the right to acquire such rights as follows: the Executive will first negotiate with the Company in good faith for a period of thirty (30) days prior to negotiating with any third parties; if an agreement with the Company does not result from such negotiations, the Executive shall be free to license such rights to third parties on terms which are no less favorable to the Executive than the terms last offered by the Company during the negotiations with the Company and if the terms with the third party are less favorable to the Executive, then the Executive shall once again offer such terms to the Company on an exclusive basis for a period of twenty (20) days) in which case the Company can match such terms; (v) making personal appearances on his own behalf and on behalf of third parties in his capacity as a celebrity; (vi) making product and third party endorsements; (vii) licensing his name, voice, sobriquet, biographical material and likeness in connection with any business activities permitted by this Section 1(b); provided, however, that no such business activity competes with the activities then being conducted by the Company and/or its subsidiaries, and; provided, further, that if a business activity falls within the definition of the Mulholland Business but does not compete with the activities then being conducted by the Company and/or its subsidiaries, then the Executive can only license his name, voice, sobriquet, biographical material and likeness in connection with such activities: (A) after the Executive has offered the licensing opportunity to the Company and (B) the Company has declined such opportunity and (C) such license to use the Executive’s name shall not be for use as a corporate or business name; (viii) licensing the Executive’s name, voice, sobriquet, biographical material and likeness with respect to any activities otherwise permitted pursuant to this Section 1(b) or any business activities substantially similar to those undertaken by the Executive outside of the business of the Company within five (5) years preceding this Agreement; (ix) serving as an officer or director of companies a majority of whose equity is owned or controlled, directly or indirectly, by the Executive on the date of this Agreement and companies a majority of whose equity is owned by the Executive after the date of this Agreement (provided such companies do not compete with any business conducted by the Company, unless previously approved by the Company’s Board of Directors prior to the date hereof); (x) serving as an officer or director of other companies or entities which do not compete with the business conducted by the Company; and (xi) serving as an officer or director of other companies or entities or otherwise being involved in a business whose activities or operations are included in the Mulholland Business, if the Executive becomes involved in such business only after the Executive has offered the business opportunity which is presented to him to the Company and the Company has declined such opportunity and only if the Board of Directors have determined that the Executive’s involvement with any such company or business activity would not be detrimental or adverse to the interests of the Company; provided, further, that in each case the activities to be engaged in by the Executive do not materially interfere with the Executive’s performance of any of his duties and obligations under this Agreement. As used in this Section 1(b), the term “Company” shall include the Company and its subsidiaries.

(c)  For so long as the Executive is employed by the Company and/or the Parent, the Executive shall serve as a director on the board of directors of the Company and the Parent. In addition, the Executive shall serve as a member of a management committee of the Company (the “Management Committee”). The Management Committee shall make recommendations with respect to the strategic goals and other business initiatives for the Company, but shall not constitute a committee of the Board of Directors of the Parent or the Company. The Management Committee will be comprised of four (4) members designated by the Board of Directors of the Parent. The initial members of the Management Committee shall be the Executive, Mr. Jules Haimovitz, Mr. Francis C. La Maina and Mr. Allen Shapiro. Additionally, CDPQ may designate a liason (who will not be a member of such committee and who will initially be Henry Winterstern) to the Management Committee who will be informed on a regular basis of the activities and decisions of the Management Committee. The Management Committee will endeavor to make determinations by unanimity, but if unanimity cannot be obtained, the decisions of the Management Committee shall be made by a majority of its members. If a particular decision of the Management Committee is deadlocked among its members (i.e., two in favor and two opposed to some action), the matter will be referred to the Parent’s Board of Directors for determination in accordance with the Parent’s by-laws and the Stockholders Agreement. The officers of the Company, including the Executive, shall be responsible for implementing the decisions of the Management Committee.

2.    Term of Employment.

The term of Executive’s employment by the Company under this Agreement shall commence on and as of the date of consummation of the Merger (the “Employment Date”), and, subject to earlier termination pursuant to Section 5, 7 or 9 hereof, shall terminate on June 30, 2007 (the “Term”). Notwithstanding the foregoing, unless the Company gives written notice (a “Non-Renewal Notice”) to the Executive prior to April 1 of the year immediately preceding the last year of the then-current Term that the Company does not intend that the Term be extended, the Term shall automatically extend for an additional period of five (5) years from its then-current expiration date. If the Company does not deliver the Non-Renewal Notice to the Executive prior to such April 1, and the Company and the Executive fail to reach agreement within 90 days after such April 1, with respect to the method for determining a bonus payment for fiscal years after June 30, 2007, then the Executive shall have the right, exercisable by giving written notice to such effect to the Company within 90 days after such April 1, to nullify the extension of the Term. For purposes of this Agreement, “Term” shall include any extension of the then-applicable Term as provided in this Section 2. An example of the operation of this Section 2 is as follows: if by April 1, 2006 the Company does not give written notice to the

Executive that the Company does not intend the Term to be extended, then the Term shall automatically be extended to June 30, 2012.

3.    Compensation.

(a)  As full compensation for all services rendered by the Executive to the Company and its Subsidiaries under this Agreement during the Term, the Company shall, commencing on the Employment Date, pay to the Executive during the initial five (5) year period of the Term a base salary at an annual rate of $975,000, payable in equal installments (once every two weeks) in accordance with the Company’s customary payroll practice for its executives. On each July 1, during the Term, commencing with July 1, 2003, the base salary payable to the Executive pursuant to Section 3(a) shall be increased by an amount, if any, equal to the percentage increase in the consumer price index (the “CPI”) for Los Angeles, California for the twelve (12) month period ended on the June 30, as next preceding such July 1, as published by the Federal Bureau of Labor Statistics (the “Bureau”), or any successor entity to the Bureau, multiplied by the then current base salary pursuant to this Section 3(a); provided that if the Bureau no longer publishes the CPI, then a comparable index reasonably acceptable to the Company and the Executive shall be substituted therefore.

(b)  Prior to any extension of the Term, as contemplated by Section 2 hereof, the Company and the Executive shall negotiate in good faith and attempt to agree upon an appropriate increase in the base salary payable to the Executive pursuant to Section 3(a) hereof, taking into account, among other things, comparable salaries for executives performing similar services in the businesses in which the Company engaged and the experience and expertise of the Executive. If the Company and the Executive are unable to agree upon a new base salary, the base salary for such extension shall be fifteen percent (15%) higher than the base salary payable to the Executive during the year immediately preceding the extension, as adjusted for changes in the CPI as described in Section 3(a).

(c)  In addition to the base salary, with respect to each fiscal year of the Company during the Term, commencing with the fiscal year ending June 30, 2003, and ending with the fiscal year ending June 30, 2007, the Company shall pay to the Executive a bonus determined in accordance with the bonus plan attached hereto as Exhibit A, the terms of which are incorporated herein by reference. If the Term extends beyond the fiscal year ending June 30, 2007, the Company and the Executive will negotiate in good faith a method for determining the payment of a bonus to the Executive for such subsequent fiscal years. The bonus shall be paid to the Executive by the Company no later than thirty (30) days after the completion of the Company’s audited financial statements for the applicable fiscal year.

(d)  Upon the Employment Date, the Parent will grant to Executive an option to purchase shares of voting common stock of the Parent that represent 3% of the number of shares of common stock of the Parent outstanding (on a fully diluted basis) as of the Employment Date. Such option shall have a per share exercise price equal to $1 per share. Such option shall vest (and become exercisable) as to twenty percent (20%) of the underlying shares of common stock on the first anniversary date of the option grant and ratably thereafter each month during the next four (4) years. Such option shall become fully vested and exercisable upon the Company’s termination of the Executive Without Cause (as hereinafter defined) pursuant to Section 7, upon a Change in Control (as hereinafter defined) or upon the Company’s termination of the Executive pursuant to Section 5(a). Such option shall have a term of ten (10) years and may be exercised, to the extent vested, (i) if the Executive’s employment is terminated Without Cause or due to disability, by the Executive at any time during such term, (ii) if the Executive’s employment terminated due to his death, by the Executive’s representative within one (1) year following the Executive’s death, (iii) if the Executive’s employment is terminated by the Executive following a Change of Control pursuant to Section 9, by the Executive within 9 months following such Change of Control, and (iv) if the Executive’s employment terminates for any other reason, by the Executive within 90 days following the Executive’s termination of employment. Such option shall be granted pursuant to a stock option plan to be adopted by the Parent (the “Plan”) and shall be subject to such other terms as provided in the Plan (it being understood that the Plan will have customary provisions permitting the Company to cash-out stock options in connection with a sale of substantially all of the Company’s assets, a merger, a recapitalization or a similar transaction). If there is any inconsistency between the terms of the Plan and this Agreement, this Agreement shall control.

(e)  Upon the Employment Date, the Parent will grant to Executive options or warrants to purchase shares of non-voting common stock of the Parent that represent 3% of the number of shares of common stock (voting and non-voting) of the Parent, determined on a fully diluted basis. Such options or warrants shall have a per share exercise price equal to $0.01 per share, with such other terms and restrictions as are mutually agreed upon by the Parent and the Executive. The options or warrants granted to the Executive pursuant to this Section 3(e) shall not be issued pursuant to a compensatory equity plan of the Parent.

(f)  Anything in this Agreement to the contrary notwithstanding, the Executive shall not receive any additional compensation for his services as a producer or executive producer of television or other programming for or on behalf of the Company, except that the Executive shall be entitled to such additional compensation for (i) his services as a performer on television or other programming or with respect to productions (whether live or otherwise) for or on behalf of the Company and its subsidiaries and (ii) the licensing pursuant to separate license agreements to the Company and its subsidiaries of the Executive’s Name (as hereinafter defined), as shall be agreed upon by the Executive, the Company or such subsidiary, as applicable, commensurate with fees and other compensation generally received by performers of the Executive’s stature and in accordance with the past practices of the Company. If the Executive would otherwise be entitled to receive a payment from an affiliate of the Company or a third party of compensation for his services as a producer or an executive producer of television, video or motion picture programming, the Executive shall cause such affiliate or third party to pay such compensation directly to the Company. Nothing in this Agreement shall affect any other rights the Executive may have with respect to his services as a producer or executive producer, including, without limitation, his rights to credits.

4.    Fringe Benefits; Expenses.

During the Term:

(a)  The Executive shall be entitled to receive all health and pension benefits provided by the Company to any of its senior executives (except those benefits provided to Francis C. La

Maina pursuant to Mr. La Maina’s employment agreement with the Company dated February 13, 2002) and to all other fringe benefits provided by the Company to its executives as a group and shall also be entitled to participate in all benefit plans (including disability benefits) from time to time provided by the Company to its executives as a group. The benefits provided to the Executive shall never be less than those provided to him under the Employment Agreement dated as of July 1, 1997 by and between the Executive and the Company, (the “1997 Employment Agreement”). Subject to the Executive being reasonably insurable, the Executive shall also be entitled to a term life insurance policy, naming such beneficiaries as the Executive shall specify from time to time, in an amount equal to $3,000,000 (the “Term Life Policy”).

(b)  The Company shall reimburse the Executive for all reasonable expenses (including, without limitation, entertainment expenses and automobile expenses) incurred by the Executive in connection with the performance of the Executive’s services for the Company hereunder (it being agreed that first-class travel and accommodations are reasonable expenses), upon submission of receipts and/or vouchers by the Executive in accordance with the Company’s policies and procedures.

(c)  The Company shall provide the Executive with, and pay for, the use of a vehicle and driver consistent with past practice.

(d)  The Executive shall be entitled to eight (8) weeks of vacation time annually (based upon the period from July 1 through June 30), which shall be taken at times selected by the Executive which are consistent with the proper performance of the Executive’s duties under this Agreement. The Executive may accrue an unlimited amount of earned but unused vacation time.

(e)  The Executive shall be entitled to the use of the same office and parking space that the Executive used immediately prior to the Employment Date, so long as the Company continues to occupy the premises at 3003 West Olive Avenue, Burbank, California (the “Existing Premises”). In the event that the Company ceases to occupy the Existing Premises, the Executive shall be entitled to the use of a comparable office and comparable parking space in the new premises occupied by the Company in comparison with the office and parking space used by him at the Existing Premises. As an executive officer of the Company, the Executive shall be entitled to utilize the services of those assistants that were employed by the Company as assistants to the Executive immediately prior to the Employment Date, to the extent that such assistants remain employed by the Company after the Employment Date; it is to be understood that the Company intends to continue the employment of such assistants following the Employment Date. In the event any such assistant terminates her employment following the Employment Date, the Company shall arrange for the hiring, with the Executive’s consent, of a replacement for such assistant, which replacement shall be generally comparable in all relevant skills and abilities to the departing assistant. The Company shall pay the costs and expenses of maintaining and upgrading the computer equipment and facsimile machines used by the Executive in his office and home office, and of the Executive’s use of a cell phone and pager. Upon the termination of the Executive’s employment with the Company hereunder for any reason whatsoever, other than for Cause (as hereinafter defined), the Executive shall have the right to purchase the computer equipment and facsimile machine used in the Executive’s home office by paying the Company an amount equal to the amount at which such computer equipment and facsimile machine are then carried on the books and records of the Company. Upon termination of the Executive’s employment for any reason whatsoever, he shall be entitled to remove all of his personal effects including, without limitation, all furniture and other items acquired by Executive over time from his office and conference room and shall be allowed a reasonable time to remove such items.

(f)  During the Term, the Company and the Parent shall indemnify the Executive and hold the Executive fully harmless from and against all claims, actions, suits, proceedings, liabilities, damages, fines, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) which may be incurred by the Executive in connection with the performance of his duties hereunder, to the fullest extent permitted by applicable law and to an extent no less than provided to any other executive officer of the Company or the Parent. In addition, on the Employment Date the Company and the Parent shall enter into an indemnification agreement with the Executive containing terms and provisions substantially identical to the terms and provisions of the indemnification agreement in effect between the Company and the Executive prior to the Employment Date. During the Term (and for six years thereafter), the Company and the Parent shall maintain in full force and effect (and pay all premiums which may be due in respect thereof) directors and officers liability insurance coverage insuring against those matters which are insured against under the directors and officers liability policy of the Company and the Parent in effect prior to the Employment Date and which shall provide not less than $3 million of coverage per occurrence and in the aggregate.

5.    Disability or Death.

(a)  If, as the result of any physical or mental disability (any such mental disability to be determined by a competent physician mutually acceptable to the Company and the Executive), the Executive shall have failed or been unable to perform the Executive’s duties hereunder for a period of one hundred eighty (180) consecutive calendar days (“Disability”), the Company may, by written notice to the Executive subsequent thereto, terminate the Executive’s employment under this Agreement prior to the end of the Term, effective as of the date of the notice. If the Executive’s employment is terminated pursuant to this Section 5(a), the Company shall pay to the Executive (in equal installments every two (2) weeks) (i) for the period from the date of termination through the June 30 next succeeding such date of termination, an amount equal to his base salary for such period at the date of termination; (ii) for the next succeeding twelve (12) month period, an amount equal to 80% of his base salary at the date of termination; (iii) for the next succeeding twelve (12) month period, an amount equal to 60% of his base salary at the date of termination; and (iv) for the twenty-four (24) month period commencing on the date of the last payment required to be made pursuant to clauses (i), (ii) and (iii) above, an amount equal to 50% of his base salary at the date of termination. In addition, the Company shall maintain and pay for the Executive’s then existing health, life insurance and other benefits during the time period in which any payments are being made pursuant to this Section 5(a). At the Executive’s request, prior to or at the time of the final payment under this Section 5(a), the Company shall assign the Term Life Policy to Executive, shall take all such actions reasonably necessary to effectuate such assignment, and upon such assignment, the Executive shall assume responsibility for the payment of the premiums for the Term Life Policy.

(b)  The period of the Executive’s employment under this Agreement shall automatically terminate upon the Executive’s death. In the event of the Executive’s death, the Company shall pay to the beneficiary designated in writing by the Executive to the Company (or if the Executive fails to so designate a beneficiary, to the Executive’s estate), an amount at an annual rate equal to his base salary in effect on the date of the Executive’s death for a period of two (2) years from the date of the Executive’s death, payable in equal installments on the first day of the month next succeeding the data of death and the first day of each month thereafter.

(c)  If the Executive’s employment with the Company terminates pursuant to Section 5(a) or 5(b), the Company shall pay the Executive a pro-rated bonus for the year of termination pursuant to the bonus plan described in Section 3(c).

6.    Non-Competition; Confidential Information

The Executive hereby agrees to be bound by the terms and provisions of the Non-Competition and Non-Solicitation Agreement, dated as of February 13, 2002 (the “Non-Competition Agreement”), by and between the Executive and the Company, which terms and provisions are incorporated herein by this reference.

7.    Termination.

(a)  The Company shall have the right to terminate the Executive’s employment with the Company hereunder (i) for Cause (as hereinafter defined) or (ii) Without Cause (as hereinafter defined). For purposes of this Agreement, the term “Cause” shall mean any material breach of the Executive’s obligations under Section 6 of this Agreement which is not cured within thirty (30) days after written notice thereof to the Executive; the conviction of the Executive of a felony that is not reversed, remanded or vacated within thirty (30) days thereafter, gross misconduct by the Executive related to the Executive’s position with, or duties or obligations to, the Company, which is likely to materially and adversely affect the Company’s business or financial condition which is not cured within thirty (30) days after written notice to the Executive, such notice to specify the nature of the misconduct, the chronic addiction of the Executive to drugs or alcohol (as determined by a competent physician) which materially and adversely affects the Executive’s performance of his duties under this Agreement; or the Executive’s willful failure to perform his material duties to the Company hereunder within a reasonable period under the circumstances after written notice from the Board of Directors of the Company to the Executive (which notice shall specifically identify the manner in which the Board of Directors believes that the Executive has so failed to perform his duties) (provided such duties are consistent, in the reasonable opinion of the Executive, after obtaining an opinion of counsel who is reasonably acceptable to the Company, with this Agreement and applicable law).

(b)  If the employment of the Executive hereunder is terminated for Cause, the Company shall not be obligated to make any further payments to the Executive hereunder (other than for accrued and unpaid base salary pursuant to Section 3(a), for accrued vacation and the reimbursement of expenses incurred in accordance with Section 4(b) hereof, in each case through the date of termination), or to continue to provide any benefit to the Executive under this Agreement (other than benefits which have accrued pursuant to any plan or applicable law to the date or termination).

(c)  If the employment of the Executive is terminated Without Cause, (i) the Company shall pay to the Executive the base salary pursuant to Section 3(a) and the Average Bonus (as hereinafter defined), at such times as if the Executive had remained employed with the Company hereunder, for the greater of (x) the remainder of the then current Term or (y) three (3) years after termination, all regardless of the amount of compensation the Executive may earn or be able to earn with respect to any other employment that the Executive may obtain or be able to obtain (i.e., the Executive shall have no duty to mitigate and the Company shall have no right to offset), (ii) all of the Executive’s options to purchase stock of the Parent shall become fully vested and immediately exercisable, (iii) the Company shall reimburse the Executive for all expenses to which he is entitled to payment under Section 4(b), (iv) during the period in which the Executive is receiving payments pursuant to clause (i) of this Section 7(c), the Company shall maintain and pay for the Executive’s then existing health insurance, life insurance and related benefits; provided, however, that the Company’s obligations under this clause (iv) shall terminate to the extent that the Executive is offered and receives comparable health or life insurance coverage (both as to cost and benefits provided when compared to the policies and benefits in effect prior to termination), as reasonably determined by the Executive and (v) the Company shall pay to the Executive all accrued and unpaid salary and bonus pursuant to Sections 3(a) and 3(c) through the date of termination. Notwithstanding anything to the contrary contained in the immediately preceding sentence, at the request of the Executive, prior to or at the time of the final payment made pursuant to clause (i) of this Section 7(c), the Company shall assign the Term Life Policy to Executive and shall take all such actions reasonably necessary to effectuate such assignment, and upon such assignment, the Executive shall assume the responsibility for the payment of the premiums thereon. In addition, the Company shall reimburse the Executive for business expenses incurred prior to the date of termination in accordance with Section 4(b) hereof.

(i)  For purposes hereof, “Average Bonus” shall mean the average of the annual bonuses paid to the Executive pursuant to Section 3(c) and/or the 1997 Employment Agreement, for the five (5) fiscal years immediately preceding the fiscal year in which the Executive’s employment with the Company is terminated. If the annual bonus paid is payable to the Executive pursuant to Section 3(c) with respect to any period which is less than a full fiscal year, the bonus shall be equal to the Average Bonus multiplied by a fraction, the numerator of which is number of days in such fiscal year, and the denominator of which is number of days in such fiscal year prior to the date of the Executive’s termination.

(ii)  For purposes hereof, “Without Cause” shall mean a termination of the Executive’s employment hereunder by the Company for any reason whatsoever other than (A) for Cause, pursuant to Section 7(a) hereof, (B) pursuant to Section 5(a) or 5(b) hereof, (C) by the Executive pursuant to Section 9 hereof, or (D) by virtue of expiration of the Term.

(d)  The Executive shall have the right to terminate his employment with the Company under this Agreement prior to the end of the Term, upon prior written notice to the Company, specifying the reason for his termination and following the occurrence of any of the following events:

(i)  the Executive is not retained as both Chairman and Chief Executive Officer of the Company even if the Executive is allowed to continue in the employ of the Company (other than pursuant to the Executive’s election pursuant to Section 1(a)); or

(ii)  the Company materially reduces the Executive’s duties and responsibilities hereunder (other than pursuant to the Executive’s election pursuant to Section 1(a)); or

(iii)  the Executive is removed from his position as a member of the Management Committee or of the Board of Directors of the Company or the Parent for any reason other than in connection with the Executive’s termination for Cause; or

(iv)  the size, rights and powers of the Management Committee are changed in any material respect without the concurrence of the Executive; or

(v)  the Company shall engage in any material business activity or line of business that is outside of the Mulholland Business; or

(vi)  the Company fails to perform or observe any of its material obligations to the Executive under this Agreement or the Stockholders Agreement, including, without limitation, by failing to provide or cause the provision of, any of the compensation or benefits to the Executive that it is obligated to provide hereunder; or

(vii)  the following occurs three (3) or more times: the Company (other than at the direction of the Executive) takes any action that would prevent the Executive from receiving the screen credit for a Program described in Section 8(e), the Executive objects within thirty (30) days of such action, and as a result of such action the Executive does not receive such credit for such Program.

Notwithstanding the foregoing, the Executive shall not be entitled to terminate his employment with the Company pursuant to this Section 7(d) unless he has notified the Company of his intent to so terminate within thirty (30) days after he has actual knowledge of the event giving rise to the notice and the Company fails to cure the condition specified in the Executive’s notice to the Company required to be provided by this Section 7(d) within thirty (30) days following such notice; provided, however, that the Company shall not have an opportunity to cure any fact or circumstance arising during any calendar year that gives the Executive a right to terminate his employment pursuant to this Section 7(d) if substantially the same fact or circumstance has previously occurred during such calendar year and the Executive has previously given the Company notice of his intent to terminate his employment because of the occurrence of such fact or circumstance during the forementioned 30-day period. If the Executive terminates his employment pursuant to this Section 7(d), such termination shall be deemed to be a termination by the Company Without Cause, with the same effect and affording to the Executive the same rights and benefits as otherwise provided in this Agreement upon a termination of the Executive’s employment by the Company Without Cause. The Executive shall not have any rights pursuant to this Section 7(d) if (x) the occurrence of the triggering events was the result of a Change of Control (as hereinafter defined) or (y) the Term expires.

8.    Name and Likeness

(a)  Except as set forth in Section 1(b) hereof, the Company shall have the exclusive right during the period commencing on the date of this Agreement and continuing until the earlier of (1) the date on which the Company terminates the employment of the Executive Without Cause or (2) the later of (x) the end of the Term or (y) the end of the Non-Competition Period (as defined in the Non-Competition Agreement) (the “Exclusive Period”) to the commercial use, only in connection with the Mulholland Business, of the Executive’s name, sobriquet, signature, reasonably approved likeness, voice, reasonably approved biography, reasonably approved photograph and reasonably approved picture (“Executive’s Name”); provided that any such use by the Company is not in the nature of a direct or indirect endorsement of any product, commodity or service without the Executive’s prior written consent, such consent shall not be unreasonably withheld or delayed; provided, further, that the Company shall not use the Executive’s Name for any prurient purpose or in connection with any activity that, in the reasonable judgment of the Executive, is not in accordance with generally recognized standards of good taste. At the conclusion of the Exclusive Period, the Company shall have the rights granted pursuant to the preceding sentence, to the extent used during the Exclusive Period, in and to the Executive’s Name on a non-exclusive basis indefinitely. Notwithstanding the foregoing, if, at any time, the Company terminates the Executive’s employment Without Cause, then the Company cannot use the Executive’s Name in any trademark, service mark, trade name or commercial name or in any other manner that is not already in use by the Company or its subsidiaries or any party designated by Company and its subsidiaries at the time of such termination Without Cause, except to the extent permitted in Section 8(c), and the Company and its subsidiaries shall, within a reasonable time following the Executive’s termination Without Cause, discontinue the use of the name “Dick Clark” (or any confusingly similar name) in the corporate or business names of the Company, its subsidiaries and affiliates. The Executive agrees that the adoption by the Company or its subsidiaries of a corporate or business names listed on Exhibit B, attached hereto, shall satisfy the foregoing provision with respect to the entity adopting such name.

(b)  The Company shall have the right to apply for, at the Company’s sole cost and expense, during the Exclusive Period, and thereafter maintain, at the Company’s sole cost and expense, trademark and service mark registrations with respect to the uses of the Executive’s Name permitted pursuant to Section 8(a), which registrations were applied for during the Exclusive Period.

(c)  To the extent that such consent has not already been granted, the Executive hereby gives and confirms his irrevocable consent, on a worldwide basis and without royalty fees, to the perpetual use of the Executive’s Name in the Company Intellectual Property and as embodied in the Library Properties (each as defined in the Merger Agreement), and as the same may be extended or expanded prior to the earlier of (i) the date on which the Company terminates the employment of the Executive Without Cause or (ii) the expiration of the Term, including any excerpts thereof, whether used alone or in combination with other material (such other material to be subject to the Executive’s reasonable approval), and including as may be incorporated in any advertisements or promotional material therefor (which advertisements and promotional materials shall be subject to the Executive’s reasonable approval), regardless of the form or media (whether now known or hereafter invented) in which such Library Properties, excerpts, and/or advertisements or promotional materials appear or are exploited, subject to payments to the Executive that are required under any then-effective guild agreements and in any trademark, service mark, corporate or business name as may be adopted and any commercial use that may be undertaken by Company or its subsidiaries in accordance with Section 8(a) or 8(b), above; provided, that the Executive shall retain all rights to the use of the Executive’s Name to the extent not granted to the Company pursuant to this Agreement or any other written agreements entered into prior to the Employment Date in which the Company or any of its subsidiaries was granted rights to use the Executive’s Name, subject to the limitations in Section 1(b) during the Exclusive Period, and nothing contained herein shall be deemed an assignment of the Executive’s Name. The consent granted in this Section 8(c) with respect to any individual Library Property, trademark, service mark, copyright, corporate or business name included in the Company Intellectual Property, and any Library Property, including excerpts, advertisements and promotional materials, as described above, trademark, service mark, copyright, corporate or business name as may be created or adopted by the Company or its subsidiaries shall inure to the benefit of any owner, licensee or transferee of the rights in such Library Property, trademark, service mark, copyright, corporate or business name.

(d)  The Executive shall assist the Company or its subsidiaries, promptly at the Company’s written request and at the Company’s sole cost and expense, in perfecting, registering, maintaining and enforcing, throughout the world, the Company’s rights in and to the Executive’s Name to the extent granted pursuant to Sections 8(a) and 8(c) of this Agreement, including, but not limited to performing all acts and executing all documents and instruments reasonably determined to be necessary or convenient by the Company, such as, by way of illustration and not limitation, (i) executing consents, assignments, applications and other documents and instruments in connection with obtaining trademark, service mark and copyright registrations to the extent granted pursuant to Sections 8(a) or 8(b), (ii) cooperating in the prosecution of trademark, service mark and copyright applications, as well as in the enforcement of the Company’s rights therein, including, but not limited to, providing testimony in court or before any trademark registry office or tribunal, and any other administrative body at the Company’s sole cost and expense, (iii) not enforcing any registrations of the Executive’s Name against the Company or its subsidiaries with respect to uses of the Executive’s Name permitted pursuant to Section 8(a), (iv) not objecting or opposing any registration by the Company of any trademark service mark, copyright or corporate or business name registration that incorporates the Executive’s Name to the extent permitted by Section 8(a); and (v) during the Exclusive Period, not applying (or authorizing anyone other than the Company to apply) for or maintaining any trademarks, service marks, trade names and commercial names which incorporate the Executive’s Name, other than in connection with appearances and performances by the Executive, and promoting the goods and services of others by allowing sponsors to affiliate their goods and services with the Executive or licensing or other activities permitted under Section 1(b) of this Agreement.

(e)  With respect to any motion picture, video, television or other programming (each a “Program”) in connection with which the Executive renders services to the Company as executive producer, the Company shall accord the Executive (unless the Executive, in his sole discretion, elects not to receive such credit) screen credit on the Programs and credit in all paid advertising and publicity issued by or under the control of the Company with respect to any such Program, as executive producer of the Program, on a separate card on the screen, placement as is customary in the television and motion picture industry, and in a size no less than the size of type used to display the credit given to any other individual (other than performers) in connection with any such Program. The Company shall use its commercially reasonable best efforts to obtain any required network approval, but shall not be in breach of this Section 8(e) if such approval is not obtained. Subject to the foregoing, the Company shall determine, in its sole discretion, the manner, form, size, style, nature and placement of any credit given to the Executive. No inadvertent failure of the Company to comply with the provisions hereof with respect to credit shall constitute a breach of this Agreement, unless the Company fails to use its best efforts to cure the same, on a prospective basis only, promptly upon notice thereof. In the event of any breach of these credit provisions, the Executive’s remedies, if any, shall be limited to the right to recover damages in an action at law, and in no event shall the Executive be entitled to revoke any of the rights herein granted or to enjoin or restrain the distribution or exhibition of the Programs. Nothing in this Section 8(e) shall limit the Executive’s rights under Section 7(d)(vii).

9.    Change of Control.

Notwithstanding anything in this Agreement to the contrary (but without limiting Section 10(b) hereof), the Executive shall have the right to voluntarily terminate his employment with the Company within one hundred twenty (120) days after a Change of Control (as hereinafter defined). If the Executive voluntarily terminates his employment with the Company within one hundred twenty (120) days following a Change of Control (other than a Change of Control that occurs after notice of exercise of the Put (as defined in the Stockholders Agreement) has been given), (i) the Company shall pay to the Executive for a period of three (3) years from the date of such termination or through the last day of the Term, if later, an amount at an annual rate (payable in equal monthly installments) equal to the sum of (a) the Executive’s base salary in effect on the date of termination of employment and (b) the Average Bonus, regardless of the amount of compensation the Executive may earn or be able to earn with respect to any other employment that the Executive may obtain (i.e., the Executive shall have no duty to mitigate and the Company shall have no right to offset), (ii) all of the Executive’s options to purchase stock of the Parent shall become fully vested and immediately exercisable, (iii) the Company shall reimburse the Executive for all expenses for which he is entitled to reimbursement under Section 4(b) and (iv) the Company shall pay to the Executive all accrued and unpaid salary and bonus pursuant to Sections 3(a) and 3(c) through the date of termination. For purposes of this Agreement, a “Change of Control” shall occur if, during the Term, (A) the stockholders of the Parent (or their affiliates) as of the Employment Date and after the Merger has been consummated, either individually or as a group, cease to control, either through direct or beneficial ownership or by contract or otherwise, in the aggregate, shares of capital stock of the Parent sufficient (in the absence of any voting agreement) to elect a majority of the Board of Directors of the Parent, unless such cessation of control is due to the sale of stock by the Parent to the public pursuant to an IPO (as hereinafter defined) or (B) the Parent (or its affiliates) ceases to control, either through direct or beneficial ownership or by contract or otherwise, in the aggregate, shares of capital stock of the Company sufficient (in the absence of any voting agreement) to elect a majority of the Board of Directors of the Company, unless such cessation of control is due to the sale of stock by the Company to the public pursuant to an IPO. The term “IPO” shall mean an offering by the Parent of its common stock to the public in a firm commitment underwriting which results in gross proceeds to the Parent of at least $20,000,000 pursuant to an effective registration statement under the Securities Act of 1933, as amended, or any comparable process under any similar federal statute then in effect. For the avoidance of doubt, (i) the Merger shall not constitute a “Change of Control,” and (ii) a “Change of Control” shall not be deemed to occur if any of the Stockholders or their Affiliates (as each term is defined in the Stockholders Agreement) acquires control of the Parent or the Company.

10.    Miscellaneous.

(a)  This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to agreements made and to be performed in California, and without regard to principles of conflicts of law.

(b)  If any benefit paid to or for the benefit of the Executive hereunder is determined to be an “Excess Parachute Payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the Company shall pay the Executive an additional amount such that (x) the excess of all Excess Parachute Payments (including any payments under this Section 10(b)) over the sum of excise tax thereon under Section 4999 of the Code and income tax thereon under subtitle A of the Code and under applicable state law is equal to (y) the excess of all Excess Parachute Payments (excluding payments under this sentence) over income tax thereon under Subtitle A of the Code and under applicable state law. The above determination shall be made without regard to interest and penalties for failure to pay or underpayment of taxes.

(c)  This Agreement and the documents specifically referenced herein set forth the entire understanding and agreement among the parties hereto with respect to the subject matter herein. There are no representations, warranties or promises between or among the parties with respect to the subject matter hereof, other than those set forth herein.

(d)  All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement, or in connection with the transactions contemplated hereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (a) if personally delivered, on the Business Day of such delivery (as evidenced by the receipt of the personal delivery service); (b) if mailed by certified or registered mail return receipt requested, four (4) Business Days after the aforesaid mailing; (c) if delivered by overnight courier (with all charges having been prepaid), on the second Business Day of such delivery (as evidenced by the receipt of the overnight courier service of recognized standing); or (d) if delivered by facsimile transmission, on the Business Day of such delivery if sent by 6:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding Business Day (as evidenced by the printed confirmation of delivery generated by the sending party’s telecopier machine). If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 10(d)), or the refusal to accept same, the notice, demand consent, request, instruction or other communication shall be deemed received on the Business Day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable:

If to the Company, to it at:

3003 West Olive Avenue
Burbank, California 91510-4590
Attn: Chief Financial Officer
Telecopy No.: (818) 566-6690

with a copy of all notices and communications sent to the Company, concurrently sent to:

Sidney Horn, Esq.
Stikeman Eliot
Suite 4000
1155 René-Lévesque Blvd. West, 40th Floor
Montreal, Quebec H3B 3V2
Canada
Telecopy No.: (514) 397-3416

and

Jerome Coben, Esq. And
Jonathan Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Telecopy No.: (213) 687-5600

If to the Executive, to him at:

3003 West Olive Avenue
Burbank, California 91510-4590
Telecopy No.: (818) 566-6690

with a copy of all notices and communications concurrently sent the Executive, concurrently sent to:

Martin Eric Weisberg, Esq.
Jenkens & Gilchrist Parker Chapin LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telecopy No.: (212) 704-6288

and to:

Jonathan Goldstein, Esq.
Winston & Strawn
200 Park Avenue
New York, New York 10166
Telecopy No.: (212) 294-4700

(e)  The failure of a party to insist upon strict adherence to any term or provision of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or provision on any other occasion or any other term or provision of this Agreement. Any waiver shall be limited to the specific instance for which it is given, shall be in writing and shall be executed by the party affected thereby. This Agreement may not be waived, amended, modified or altered, except by an instrument in writing duly executed by each of the Company and the Executive.

(f)  The invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of the remaining terms or provisions of this Agreement which shall remain in full force and effect and any such invalid or unenforceable term or provision shall be given full effect as far as is possible under applicable law. If any term or provision of this Agreement is invalid or unenforceable in one jurisdiction, it shall not affect the validity or enforceability of that term or provision in any other jurisdiction.

(g)  This Agreement is not assignable by either party, except that it shall be assignable in connection with any merger or consolidation of the Company, or another transaction in which all or substantially all of the Company’s assets or stock are transferred; provided such successor assumes all of the duties and obligations of the Company hereunder. This Agreement shall inure to the benefit of the successors, permitted assigns, heirs, estate and legal representatives of the parties hereto. The duties and obligations of the Executive hereunder may not be delegated.

(h)  Section headings are inserted herein for convenience of reference only, shall have no substantive effect and shall not be taken into account in connection with the interpretation or construction of this Agreement.

(i)  Except as otherwise provided herein, all terms and provisions of this Agreement shall survive any termination or expiration of the Term of Executive’s employment, regardless of the reason therefor.

11.    Other Agreements.

(a)  Upon the occurrence of the Employment Date, this Agreement shall automatically supersede and replace any employment agreement then in effect between the Executive and the Company or any of its subsidiaries including, without limitation, the 1997 Employment Agreement. Until the Employment Date, the Employee shall not have any duties or obligations hereunder. In addition, the Executive acknowledges that he is not entitled to any payments or other benefits on account of termination of employment from, or a change of control of, the Company or any of its subsidiaries, as a result, directly or indirectly, of the consummation of the

Merger, including, but not limited to, Executive’s put right with respect to his shares of stock in dick clark productions, inc., as described in Section 3 of the Shareholders Agreement between the Executive and Mr. Francis C. La Maina dated as of July 1, 1991, as amended July 1, 1997. Notwithstanding anything set forth herein, this Agreement shall terminate and be of no force or effect upon the termination of the Merger Agreement in accordance with its terms.

(b)  This Agreement has been duly executed and delivered by the Executive and constitutes a valid and binding obligation of the Executive, enforceable against the Executive in accordance with its terms. Neither the execution, delivery or performance of this Agreement nor the performance by the Executive of his obligations hereunder will (i) violate or conflict with any provision of any applicable law, or (ii) violate, be in conflict with, or constitute a breach or default (or any event which, with the passage of time or notice or both, would become a default) under, any material agreement or contractual or other material obligation to which the Executive is a party.

(c)  This Agreement has been duly executed and delivered by the Company and the Parent and constitutes a valid and binding obligation of the Company and the Parent, enforceable against the Company and the Parent in accordance with its terms. Neither the execution, delivery or performance of this Agreement nor the performance by the Company and the Parent of their obligations hereunder will (i) violate or conflict with any provision of any applicable law, or the certificate of incorporation or bylaws of the Company or the Parent, or (ii) violate, be in conflict with, or constitute a breach or default (or any event which, with the passage of time or notice or both, would become a default) under, any material agreement or contractual or other material obligation to which the Company or the Parent is a party.

12.    New Year’s Rockin’ Eve.

The Company agrees to retain the talent services of the Executive to host the “New Year’s Rockin’ Eve” special (the “Special”) and related additional productions, as the Special and additional productions are described in the agreement dated August 2, 1999, and most recently amended December 15, 1999, between the Company and American Broadcasting Companies, Inc., intended for broadcast in the years 2002/03, 2003/04, 2004/05 and 2005/06 and the Executive agrees to provide his talent services to host the Special and the additional productions. The Executive shall be entitled to compensation at rates for hosting the Special and additional productions consistent with past practice (including customary annual increases in such compensation consistent with past practices).

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the day and year first above written.

DICK CLARK PRODUCTIONS, INC.

By:	/s/ FRANCIS C. LA MAINA
Francis C. La Maina President and Chief Operating Officer

DCPI INVESTCO, INC.

By:	/s/ PIERRE BELANGER	By:	/s/ HELENE BELANGER
	Pierre Belanger President		Helene Belanger Vice President

EXECUTIVE

By:	/s/ RICHARD W. CLARK
Richard W. Clark

Exhibit A
DCPI Investco, Inc. Management Bonus Plan

1.  Purposes.    The purposes of the DCPI Investco, Inc. Management Bonus Plan are to reinforce corporate, organizational and business development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; and to reward the performance of individual officers and other key employees in fulfilling their personal responsibilities for long-range achievements

2.  Definitions.    Capitalized terms used but not otherwise defined herein shall have the following meanings:

(a)  “Acquisition Indebtedness” shall mean all indebtedness incurred in connection with the financing of the transactions contemplated by the Merger including any refinancings thereof.

(b)  “Administrator” shall mean a committee of the Board, a majority of the members of which are not Participants, but that includes at least one of the Executives.

(c)  “Applicable Threshold” shall have the meaning given to it under Section 5(a)(iv).

(d)  “Award” shall mean a compensation award, granted pursuant to the Plan, the amount of which is determined under Section 5(b).

(e)  “Board” shall mean the Board of Directors of the Company.

(f)  “Bonus Pool” shall mean the amount available for Awards with respect to a given Fiscal Year, the amount of which is determined under Section 5(a).

(g)  “Cause” shall have the respective meaning given to it in a Participant’s employment agreement with the Company or its subsidiaries. If a Participant is not a party to an employment agreement with the Company, or if “Cause” is not defined therein, Cause shall be determined by the Administrator in good faith.

(h)  “CDP Restaurant Bridge Loan” shall mean a bridge loan of U.S. $6.5 million made to the Company or one of its subsidiaries by Capital Communications CDPQ Inc. or one of its affiliates in connection with the Merger.

(i)  “Company” shall mean DCPI Investco, Inc., a Delaware corporation and its successors.

(j)  “Effective Date” shall mean the effective date of the Merger.

(k)  “Entertainment Business” shall mean the business and operations of the Company and its subsidiaries, on a consolidated basis, excluding the ownership, operation, management and disposal of restaurants, but including licensing fees received from third parties in connection with restaurants operated by such third parties.

(l)  “EBITDA” shall mean, for any period, the earnings before interest, taxes, depreciation and amortization of the Entertainment Business, determined in accordance with GAAP, without any deduction for (i) Management Fees; (ii) accrued amounts payable under the Plan; (iii) any accruals for fees related to any of the Acquisition Indebtedness; (iv) any costs or expenses (including, without limitation, attorneys fees and expenses, accounting fees, and investment banking fees) associated with, or incurred in connection with, the Merger; (v) premiums and charges associated with the discharge of any indebtedness; (vi) any payments in respect of any indebtedness for borrowed money; and (vii) write-offs of goodwill under Statement of Financial Accounting Standards (“SFAS”) No. 142 and write-offs related to discontinued operations pursuant to SFAS No. 144.

(m)  “Executives” shall mean Richard W. Clark, Francis C. La Maina and Jules Haimovitz. References herein to employment of the Executives with the Company will include employment with the Company’s subsidiaries.

(n)  “Fiscal Year” shall mean the fiscal year of the Company.

(o)  “GAAP” shall mean U.S. generally accepted accounting principles in effect from time to time.

(p)  “Management Fees” shall mean any amounts payable pursuant to Section 10.11 of the Stockholder’s Agreement.

(q)  “Merger” shall mean the merger of DCPI Mergerco, Inc., a Delaware corporation, with and into the Company, pursuant to the Agreement and Plan of Merger, dated as of February 13, 2002, by and among DCPI Investco, Inc., Capital Communications CDPQ Inc., DCPI Mergerco, Inc. and dick clark productions, inc.

(r)  “Participant” shall mean an individual selected by the Administrator to receive an Award hereunder.

(s)  “Plan” shall mean this DCPI Investco, Inc. Management Bonus Plan.

(t)  “Stockholders Agreement” shall mean the Stockholders Agreement, dated as of February 13, 2002, by and among Richard W. Clark, Jules Haimovitz, Francis C. La Maina, Henry D. Winterstern, Mosaic Media Group, Inc., Capital Communications CDPQ Inc., DCPI Investco, Inc., and dick clark productions, inc.

3.  Administration

(a)  The Plan shall be administered by the Administrator. Subject to Section 6(a), the Administrator shall have the authority, in its sole but good faith discretion, subject to and not inconsistent with the express provisions of the Plan or the express provisions of any employment agreement to which any Participant is a party, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to determine the Participants of the Plan (other than the Executives, who shall be entitled to participate in the Plan in accordance with Section 4 hereof); to determine the terms, conditions, restrictions and performance criteria relating to the Plan to the extent not inconsistent with the express provisions of the Plan; to make adjustments in the Plan’s performance criteria in recognition of unusual or non-recurring events affecting the Entertainment Business, or in response to changes in applicable laws, regulations, or GAAP; to construe and interpret the terms of the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; and to make all other determinations reasonably deemed necessary or advisable for the administration of the Plan.

(b)  All decisions, determinations and interpretations of the Administrator made in good faith and in accordance with the terms and provisions of the Plan shall be final and binding on all persons, including the Company, the Participants (or any person claiming any rights under the Plan from or through any Participant) and any stockholder of the Company.

(c)  No member of the Administrator shall be liable for any action taken or determination made in good faith with respect to the Plan.

4.  Eligibility.    The Administrator, in its sole discretion, shall determine the Participants in the Plan. The Executives shall be Participants at all times during the respective terms of their employment with the Company or as otherwise required by the terms of their employment agreements or as otherwise provided herein.

5.  Determination of Awards

(a)  Amount Available for Awards.    Each Fiscal Year, a Bonus Pool shall be available for distribution as Awards, determined as follows:

(i)  50% of the amount, if any, by which EBITDA for such Fiscal Year exceeds the Applicable Threshold, calculated in an amount not to exceed $5 million above the Applicable Threshold; plus

(ii)  40% of the amount, if any, by which EBITDA for such Fiscal Year exceeds the Applicable Threshold by more than $5 million.

(iii)  Applicable Threshold.    The Applicable Threshold for each Fiscal Year shall be:

For Fiscal Year ending on June 30:	Applicable Threshold
2003	$ 9.0 million
2004	$ 9.25 million
2005	$ 9.5 million
2006	$ 9.75 million
2007	$10.0 million

(iv)  The Applicable Threshold for a Fiscal Year may be reviewed and adjusted by the Administrator in good faith and the Administrator and Executives shall negotiate in good faith equitable adjustments to the Applicable Threshold if (1) the Company’s Fiscal Year has been changed, or (2) the sum of (A) the outstanding principal amount of interest-bearing indebtedness for borrowed money (excluding the CDP Restaurant Bridge Loan), (B) stockholders equity, and (C) the cumulative amount of write-offs of goodwill under SFAS No.

142 and write-offs related to discontinued operations pursuant to SFAS No. 144 after the Effective Date, in each case, of the Company and its subsidiaries, on a consolidated basis, at the end of such Fiscal Year, calculated in accordance with GAAP, based on the Company’s audited financial statements for such Fiscal Year, exceeds $70 million. The Administrator shall defer payment of any portion of an Award that has not yet been determined as a result of a failure to determine the adjustment to the Applicable Threshold required pursuant to (1) or (2) above. The Applicable Threshold will not be adjusted for the deferral of any cash payments with respect to EBITDA earned with respect to the Golden Globe Awards, which amount shall be included in EBITDA.

(v)  If the payment of any Management Fees and Awards would breach, or result in a default under, any of the Company’s then existing debt covenants, the payment of the Management Fees and the Awards will be deferred until paid. Any deferred Award will accrue interest at the Prime Rate (as defined in the Stockholders Agreement) plus 1% from the date such payment was initially due until paid in full. Any deferred Award will be paid, together with accrued interest as soon as the Company is permitted to do so under its debt covenants.

(b)  Allocation of Bonus Pool.

(i)  Allocation to the Executives.    The following percentages of the Bonus Pool shall be allocated to the Executives as Awards with respect to each Fiscal Year:

Richard W. Clark—35%
Francis C. La Maina—25%
Jules Haimovitz—25%

(ii)  Allocation to Other Participants.    Allocation of the Bonus Pool as Awards to Participants other than the Executives shall be determined by the Administrator, taking into account the recommendation of the Board.

(iii)  Unallocated Amounts.    If any portion of the Bonus Pool for a Fiscal Year is not allocated by the Administrator within 120 days after the end of a Fiscal Year (excluding any deferral pursuant to Section 5(a)(iv)), such unallocated portion shall be available for general use by the Company and shall not be added to the Bonus Pool for any subsequent Fiscal Year.

(c)  Limitation on Awards.    No Award to any Executive with respect to any Fiscal Year shall be greater than 150% of the Executive’s annual base salary for such Fiscal Year. Awards to all other Participants (excluding the Executives) with respect to any Fiscal Year shall not exceed $500,000 in the aggregate.

(d)  Time and Form of Payments.    Awards for each Fiscal Year shall be paid in cash as soon as reasonably practicable after the receipt by the Company from its independent public accountants of the audited financial statements of the Company and its subsidiaries for such Fiscal Year, but in no event later than one hundred twenty (120) days after the end of the applicable Fiscal Year.

(e)  Proration for Termination of Employment.

(i)  If a Participant’s employment is terminated prior to the end of a Fiscal Year by his death or by the Company as a result of his disability, the Award payable with respect to that Fiscal Year shall be calculated (A) if such termination occurs during the first quarter of the Fiscal Year, by multiplying the Award amount to which the Participant would otherwise be entitled for such entire Fiscal Year by a fraction, the numerator of which is the number of days in such Fiscal Year prior to the date of termination and the denominator of which is the number of days in such Fiscal Year; and (B) if such termination occurs subsequent to the first quarter of the Fiscal Year, as if the Participant had been employed for that entire Fiscal Year.

(ii)  If a Participant’s employment with the Company or its subsidiaries terminates prior to the end of a Fiscal Year (A) by the Company Without Cause, or (B) by the Participant pursuant to the exercise of a right to terminate the Participant’s employment upon a “change of control,” if permitted in the employment agreement between the Participant and the Company, as then in effect, the Award payable with respect to such Fiscal Year shall determined by multiplying the Award payable to the Participant had the Participant not terminated employment prior to the end of such Fiscal Year by a fraction, the numerator of which is the number of days in such Fiscal Year prior to the date of termination and the denominator of which is the number of days in such Fiscal Year.

(iii)  If the Participant’s employment is properly terminated prior to the end of any Fiscal Year for Cause, no Award shall be payable to the Participant with respect to that Fiscal Year.

(f)  Proration for Short Fiscal Year.    Awards with respect to a short Fiscal Year (a Fiscal Year that is less than twelve (12) months), shall be calculated (i) by multiplying the amount of EBITDA for such short Fiscal Year by a fraction, the numerator of which is twelve (12) and the denominator of which is the number of months in such short Fiscal Year; (ii) by determining the amount of the Award in accordance with Section 5(b) based on the amount resulting from the calculations in clause (i) above; and (iii) by multiplying such amount resulting from the calculation in clause (ii) above by a fraction, the numerator of which is the number of full or partial months in such short Fiscal Year and the denominator of which is twelve (12).

(g)  Personal Services Company.    If any Executive’s services are made available to the Company by a personal services company, all Awards hereunder for such Executive shall be payable to such personal service company.

6.    General Provisions

(a)  Amendment and Termination.    The Plan may be amended or terminated by the Administrator at any time; provided that the Plan may not be terminated, amended or modified in any manner that is adverse or detrimental to any of the Executives without the affected Executive’s prior written consent. The Plan will automatically terminate after payment of Awards with respect to the Fiscal Year ending June 30, 2007.

(b)  No Right to Continued Employment.    Nothing in the Plan shall confer upon any Participant the right to continue in the employ of, or service with, the Company or any of its subsidiaries or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way the right of the Company or any of its subsidiaries to terminate such Participant’s employment or service with the Company.

(c)  Withholding Taxes.    The Company shall have the right to withhold the amount of any taxes that the Company may be required to withhold before delivery of payment of any bonus hereunder, or to make such other arrangements for the withholding of taxes that the Company deems satisfactory.

(d)  Unfunded Status of Awards.    The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to the Plan, nothing contained in the Plan shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(e)  Effective Date.    The Plan shall become effective on the Effective Date.

(f)  Governing Law.    The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

(g)  Conflict with Employment Agreements.    If there is any inconsistency between the terms of any employment agreement of a Participant with the Company or any of its subsidiaries, and any of the terms of the Plan, the terms of the employment agreement shall govern and be controlling.

Exhibit B

List of Safe-Harbor Corporate or Business Names Pursuant to Section 8(a)

DC Productions, Inc.
DCP, Inc.

25